Biofrontera AG: Pre-announcement of a financial report according to articles 114 - 117 WpHG

Pre-announcement of a financial report according to articles 114 - 117 WpHG

Leverkusen, Germany (pta/06.08.2018/10:00) - Biofrontera AG announces that the following financial reports shall be disclosed:

report: half-year report of the group 2018

reporting period: 01.01.2018 - 30.06.2018

web publication: https://www.biofrontera.com/en/investors/financial-reports.html publication date: 31.08.2018

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emitter: Biofrontera AG

address: Hemmelrather Weg 201, 51377 Leverkusen

country: Germany

contact person: Investor & public relations

phone: +49 (0) 214 87 63 20

e-mail: ir@biofrontera.com

website: www.biofrontera.com

ISIN(s): DE0006046113 (share)

stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq